[40 North Letterhead]

October 13, 2020

Board of Directors
W.R. Grace

To my Fellow Directors:
I am writing to inform you that I hereby resign as a director of W.R. Grace (Grace), and from each committee of the Grace board of directors, effective immediately. It has become clear during my time serving as a director that my views on how to address Grace’s performance are not shared by this Board, in particular my views with regard to the Company’s current strategic direction. I have no confidence that my continued service would result in the significant, meaningful change I have advocated for at Grace.
Sincerely,

/s/ Kathleen Reiland
Kathleen Reiland

40 North
9 WEST 57TH STREET, 47TH FL.
NEW YORK, NY 10019
212.821.1600